SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 8, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on May 8, 2003.

PRESS RELEASE

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES, CANADA AND JAPAN

Amsterdam, 8 May 2003

ING Group sells 80 million shares in ABN AMRO Holding N.V.

ING Group today completed the sale of 80 million ordinary shares in ABN AMRO Holding N.V. The placement of 80 million shares was priced at EUR 14.10 per share, generating gross proceeds of over EUR 1.1 billion. This transaction reduces ING’s vulnerability to stock market developments. The proceeds will be used to reduce the external debt of ING Verzekeringen N.V.

As stated in the press release of this morning, ING continues to hold more than 10% of total nominal outstanding share capital as a strategic investment in ABN AMRO Holding N.V. ING has committed to a lock-up period of 90 days with respect to its remaining shares of ABN AMRO Holding N.V.

The sale of the shares was co-ordinated by ING, ABN AMRO Rothschild and JPMorgan.

Ward Snijders, ING Group, tel. + 31 20 541 6522

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The shares in ABN AMRO Holding N.V. (the “Shares”) may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless registered under the Securities Act or pursuant to an exemption from such registration. The Shares have not been and will not be registered under the Securities Act. Any public offer of Shares in the United States will be made by means of a prospectus that will contain detailed information about ABN AMRO Holding N.V. and its management, as well as financial statements. There shall not be any offer or sale of Shares in any jurisdiction in which such an offer or sale would be unlawful.

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ D.C. van Wassenaer

D.C. van Wassenaer General Counsel Corporate Legal, Compliance & Security Department

Dated:  May 8, 2003